Report of Independent Accountants

To the Board of Directors of Firstar Funds, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Firstar Funds, Inc.'s (the "Company's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 ("the Act") as of December 1, 2000. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 1, 2000, and with respect to agreement of security purchases and sales, for the period from October 31, 2000 (the date of our last examination) through December 1, 2000:

o Count and inspection of securities located in the vault of Firstar Bank Milwaukee, N.A. in Milwaukee, Wisconsin without prior notice to management;

o Confirmation of securities held by the following institutions in book entry form: the Federal Reserve Bank of Chicago and the Depository Trust Company;

o Confirmation of securities ans similar investments held by the following sub-custodian: Bank of New York and Chase Manhattan Bank;

o Confirmation securities and similar investments held by outside brokers and other third parties;

o Reconciliation of such securities to the books and records of the Company and the custodian;

o Agreement of 5 security purchases and 5 security sales or maturities since our last report from the books and records of the Company to borker confirmations.


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Firstar Funds, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 1, 2000 with respect to securities reflected in the investment account of the Company is fairly stated in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
March 15, 2001